

October 26, 2010

Dr. Manish Singh
President and Chief Executive Officer
ImmunoCellular Therapeutics, Ltd.
21900 Burbank Boulevard, 3rd Floor
Woodland Hills, CA 91367

> **Re:** **ImmunoCellular Therapeutics, Ltd.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 033-17264-NY**

Dear Dr. Singh:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information provided, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
Cedars-Sinai License Agreement, page 8

1. We note your disclosure of your November 2006 license agreement with Cedars-Sinai. Please provide proposed disclosure to be included in future filings which expands your discussion to provide the following material terms of the license agreement:

    - The range of royalty rates (for example, "low-single-digits," "high-single-digits," etc.) payable to Cedars-Sinai based on your sublicensing income and on your gross revenues from sales of products based on the licensed technology; and
    - The aggregate amount of milestones payable to Cedars-Sinai.

Molecular Discoveries Agreement, page 9

2. We note your disclosure that you have retained Dr. Gelber as a consultant. It appears from the terms of the consulting agreement with Dr. Gerber, which was filed as an exhibit to your Form 10-K for the year ending 2008, that the initial term of the agreement was to last only for ten months unless extended in writing by the agreement of both parties. Please tell us whether the agreement is still in force and, if so, please disclose the current terms of Dr. Gelber's consulting arrangement, including compensation, in your future filings. You should also file any extension or amendment of the initial consulting agreement as an exhibit to your Form 10-K. Alternatively, please provide your analysis why this consulting agreement should not be considered a material agreement.

Intellectual Property, page 9

3. Please provide draft disclosure to be included in future filings that identifies the jurisdictions in which your material patents were granted. Please also provide a range of patent expiration dates which includes the first expiration date and the last expiration date. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin, Staff Attorney at (202) 551-3239 or Daniel Greenspan at (202) 551-3623 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3710.

Sincerely,

Jeffrey P. Riedler
Assistant Director